# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

September 30, 2021

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In the Matter of

**Gulfport Energy Corporation**
**3001 Quail Springs Parkway**
**Oklahoma City, OK**

**ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED**

File No: 022-29093 and 022-29093-01
        to -11

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Gulfport Energy Corporation filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 4:00 PM September 30, 2021.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief